UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-09318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FRANKLIN TEMPLETON PROFIT SHARING 401(k) PLAN

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:

FRANKLIN RESOURCES, INC.

One Franklin Parkway

San Mateo, California 94403

Franklin Templeton Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedule

As of September 30, 2007 and 2006 and

For the year ended September 30, 2007

Note: Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator

Franklin Templeton Profit Sharing 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Franklin Templeton Profit Sharing 401(k) Plan (the “Plan”) as of September 30, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended September 30, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2007 and 2006 and the changes in net assets available for benefits for the year ended September 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), as of September 30, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/ Perry-Smith LLP
Sacramento, California
March 17, 2008

Franklin Templeton Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

	September 30,
	2007	2006
Assets:
Cash	$280,657	$1,921,167
Investments (Note 3)	750,087,812	608,713,976
Participant loans	9,843,825	9,784,404
Receivables:
Employer contributions receivable	14,896,074	12,819,331
Employee contributions receivable	1,020,943	—
Other receivables	289,041	195,342

Total receivables	16,206,058	13,014,673

Total assets	776,418,352	633,434,220

Liabilities:
Amounts due to brokers for securities purchased	364,433	1,291,074
Fees payable	170	3,807

Total liabilities	364,603	1,294,881

Net assets available for benefits:	$776,053,749	$632,139,339

The accompanying notes are an integral part of these financial statements.

Franklin Templeton Profit Sharing 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the fiscal year ended September 30, 2007

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of assets (Note 3)	$90,749,820
Dividends	32,569,977
Interest	1,959,636
Participant loan interest	678,488

Total investment income	125,957,921
Contributions:
Participant	27,427,126
Employer	21,368,113
Rollover	2,213,922

Total contributions	51,009,161

Total additions	176,967,082
Deductions:
Benefits paid to participants	33,030,725
Administrative fees and expenses	21,947

Total deductions	33,052,672

Net increase	143,914,410
Net assets available for benefits:
Beginning of year	632,139,339

End of year	$776,053,749

The accompanying notes are an integral part of these financial statements.

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

1.	Description of the Plan

General

The Franklin Templeton Profit Sharing 401(k) Plan (the “Plan”) is a defined contribution plan covering substantially all employees of Franklin Resources, Inc. (the “Company”) and its U.S. subsidiaries who meet certain minimum age and employment requirements. The Plan has two features: a profit sharing feature and a 401(k) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to, and solely rely upon, the Plan document and summary plan description for a more complete description of the Plan’s provisions.

The Board of Directors of the Company has appointed an administrative committee (the “Administrative Committee”) and an investment committee with certain authority to manage the policy, design, administration and investments of the Plan. The Administrative Committee, consisting of at least five members appointed by the Board of Directors of the Company, is the administrator of the Plan. In the absence of the Administrative Committee for any reason, the Company shall be the administrator of the Plan.

Nationwide Trust Company, F.S.B. is the Trustee of the Plan (the “Trustee”) and The 401(k) Company provides administration and recordkeeping services for the Plan.

Contributions

Pursuant to the 401(k) feature of the Plan, each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and subject to Internal Revenue Code limitations. Participants age 50 or older may elect to make catch-up contributions.

All eligible employees (as defined in the Plan) may begin contributing to the Plan as of the first of the month following their date of hire or attainment of age 21, if later. Newly hired eligible employees are automatically enrolled in the Plan at a deferral rate of two percent of compensation following an election period during which the employee may either opt out of the Plan or choose a different salary deferral percentage in the manner prescribed by the Plan Administrator. Unless the participant elects otherwise, the deferral rate will automatically increase by one percent each year on December 1st. The automatic increase is stopped when a deferral rate of fifteen percent is attained, unless changed by the participant.

The Company makes a matching contribution with respect to 50% of the first 6% of eligible compensation deferred by participants. The Company may also make a discretionary profit sharing contribution. Participants are eligible for employer profit sharing contributions if they have completed 1,000 hours of service during the Plan’s fiscal year (as defined by the Plan) and are employed on the last day of that year, or are not employed on the last day due to death, disability, or retirement at or after normal retirement age (age 65). Eligible employees become participants in the matching and profit sharing portions of the Plan on the first day of the month immediately following the latest of the one-year anniversary of their hire date, completion of one year of service, or attainment of age 21.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s deferral contributions, allocations of the Company’s matching and profit sharing contributions and the Plan earnings and charged with withdrawals and allocations of Plan losses and administrative expenses.

Employer matching contributions are allocated to a participant’s account based on the participant’s elective contribution.

Employer profit sharing contributions are allocated to each participant’s account in a ratio of the participant’s eligible compensation to total eligible compensation for all Plan participants, as described in the Plan’s document.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

Vesting

Participants are immediately vested in their deferral contributions plus actual earnings thereon. Participants vest gradually in the Company’s matching and profit sharing contribution portion of their accounts plus actual earnings thereon based on their years of service. A participant is 100% vested after five years of vesting service.

Investment Options

Upon enrollment in the Plan, a participant may direct all contributions in 1% increments into any of the following investment options as of September 30, 2007:

Tier 1 – Asset Allocation Funds – The three asset allocation funds offer a convenient way to obtain a broadly diversified investment program for Plan assets.

•

Franklin Templeton Conservative Target Fund – The fund seeks the highest level of long-term total return consistent with a lower level of risk. The manager allocates assets among broad asset classes by investing in a distinctly weighted combination of Franklin, Templeton and Mutual Series funds; generally, 40% equity funds, 40% fixed income funds and 20% short-term investments.

•

Franklin Templeton Moderate Target Fund – The fund seeks the highest level of long-term total return consistent with a moderate level of risk. The manager allocates assets among broad asset classes by investing in a distinctly weighted combination of Franklin, Templeton and Mutual Series funds; generally, 55% equity funds, 35% fixed income funds and 10% short-term investments.

•

Franklin Templeton Growth Target Fund – The fund seeks the highest level of long-term total return consistent with a higher level of risk. The manager allocates assets among broad asset classes by investing in a distinctly weighted combination of Franklin, Templeton and Mutual Series funds; generally, 80% equity funds, 15% fixed income funds and 5% short-term investments.

Tier 2 – Building a diversified portfolio – Investment options offered for those who are more comfortable with investing and would like to build their own diversified portfolio that will be consistent with their retirement planning investment objectives and tolerance for risk.

•	Franklin Capital Growth Fund – Seeks capital appreciation, with a secondary goal of current income, by investing primarily in stocks of leading businesses with strong growth prospects.

•	Franklin Money Fund – Seeks to provide investors with a high level of current income as is consistent with the preservation of shareholders’ capital and liquidity.

•

Franklin Large Cap Value Fund – Seeks long-term capital appreciation by investing at least 80% of the fund’s net assets in large-capitalization companies, which are defined as those similar in size to companies in the Russell 1000 Index, at the time of purchase.

•

Franklin U.S. Small Cap Growth Fund II – Seeks long-term capital growth by investing at least 80% of its net assets in the equity securities of companies with market capitalizations of generally less than $1.5 billion.

•

Franklin Small Cap Value Fund – Seeks long-term total return by investing at least 80% of its net assets in securities of smaller companies (market capitalizations under $3.5 billion at the time of purchase) that the fund’s managers believe are undervalued.

•	Franklin Total Return Fund – Seeks to provide high, current income consistent with preservation of capital. Capital appreciation over the long term is a secondary goal.

•

State Street S&P 500 Index Fund – Common collective trust established for retirement plans seeks to capture the earnings and growth potential of large U.S. companies. The fund tracks the Standard and Poor’s 500 index.

•	Templeton Foreign Fund – Seeks long-term capital growth by investing primarily in equity securities of companies outside the United States, including emerging markets.

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

Investment Options (continued)

Tier 3 – Expanded investment options – Additional investment options offered for those with more investment expertise who may want a wider selection of investment options from which to a build a diversified portfolio that will be consistent with their investment objectives and tolerance for risk.

•

Franklin Aggressive Growth Fund – Seeks capital appreciation by investing substantially in equity securities of companies of any size that demonstrate accelerating growth, increasing profitability, above-average growth or above-average growth potential when compared to the overall economy.

•	Franklin Flex Cap Growth Fund – Seeks capital appreciation by investing predominately in the equity securities of small-, medium- and large-size companies.

•

Franklin Growth Fund – Seeks capital appreciation by investing substantially in common stocks of companies that are leaders in their industries, and which the managers believe are suitable for a buy-and-hold strategy.

•	Franklin High Income Fund – Seeks a high level of current income, with a secondary focus on capital appreciation, by investing mainly in higher yielding, lower-rated corporate bonds.

•	Franklin Income Fund – Seeks to maximize income, while maintaining prospects for capital appreciation, by investing in a diversified portfolio of stocks and bonds.

•

Franklin MicroCap Value Fund – Seeks high total return by investing at least 80% of its net assets in companies with a total market capitalization of less than $400 million that the fund managers believe are undervalued.

•	Franklin Rising Dividends Fund – Seeks long-term capital appreciation by investing at least 80% of its net assets in companies that have paid consistently rising dividends.

•

Franklin Small-Mid Cap Growth Fund – Seeks long-term capital growth by investing at least 80% of its net assets in equity securities of small- and medium-sized companies with market capitalization values of less than $8.5 billion.

•

Franklin U.S. Government Securities Fund – Seeks to provide income. Since 1983, the fund has invested substantially in Government National Mortgage Association securities, or Ginnie Maes (GNMAs). These securities carry a guarantee backed by the full faith and credit of the U.S. government as to timely payment of interest and principal.

•

Franklin Templeton Core Plus Fixed Income Fund – Seeks current income with only limited volatility of principal by investing primarily in investment-grade corporate bonds, U.S. Treasury securities or bonds issued by U.S. government agencies.

•

Mutual Beacon Fund – Seeks capital appreciation, with income as a secondary goal, by focusing mainly on undervalued equity securities and to a lesser extent, distressed securities and arbitrage opportunities.

•

Mutual Discovery Fund – Seeks capital appreciation by focusing mainly on undervalued equity securities and to a lesser extent, distressed securities and merger arbitrage opportunities of companies from around the world.

•

Mutual European Fund – Seeks capital appreciation, with income as a secondary goal, by investing at least 80% of its net assets in undervalued equity securities and distressed securities and merger arbitrage opportunities of European companies.

•	Templeton Developing Markets Trust – Seeks long-term capital growth by investing at least 80% of its net assets in securities of developing- or emerging-market issuers.

•	Templeton Global Smaller Companies Fund – Seeks long-term growth by investing at least 80% of its net assets in securities of smaller companies throughout the world, including emerging markets.

•	Templeton Growth Fund, Inc. – Seeks long-term capital growth by investing mainly in equity securities of companies of any nation, including emerging markets.

•	Templeton World Fund – Seeks long-term capital growth by investing mainly in the equity securities of companies of any nation, including emerging markets.

•	Franklin Resources, Inc. – Common Stock.

Participants may make investment allocation changes daily via either telephone or internet access to their personal account through The 401(k) Company.

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Franklin Resources, Inc. allocated to his or her account and is notified by the Trustee prior to the time that such rights are exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy votes all such shares in the same ratio as the shares with respect to which instructions were received from participants.

Participants Loans

Participants with a vested balance of at least $2,000 may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants are allowed to have two outstanding loans at any given time; one general-purpose loan and one residential loan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at prime lending rate plus one percent. Interest rates range from 5.00% to 11.00% with maturity dates ranging from October 2007 through September 2022. Principal and interest is paid through semi-monthly payroll deductions.

Payment of Benefits

On termination of service for any reason, a participant may elect to receive the value of the vested interest in his or her account as (with limited exceptions) a lump-sum distribution in cash or property or as a rollover to another eligible retirement plan. Participants may be entitled to receive pre-retirement distributions from their fully vested accounts upon reaching age 59 1/2. However, this distribution is not in addition to their other benefits and will, therefore, reduce the value of benefits received at retirement. As of September 30, 2007 and 2006, benefits payable to participants that had elected to withdraw from the Plan but had not yet been paid totaled $243,396 and $696,927.

Forfeitures

Forfeitures of Company profit sharing contributions are reallocated to remaining eligible participants at the end of the Plan’s fiscal year. Forfeitures of Company matching contributions are used to offset Company matching contributions for the Plan’s fiscal year. At September 30, 2007 and 2006, anticipated Company matching contributions were reduced by $101,673 and $122,837, respectively.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Concentration of Investments

Included in investments at September 30, 2007 and 2006 are shares of Franklin Resources, Inc. common stock with a market value of $130,525,448 and $114,708,505, respectively. The investment represents approximately 17% and 19% of total investments at September 30, 2007 and 2006. A significant decline in the market value of the Company’s common stock would have a material adverse effect on the Plan’s net assets available for benefits.

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s assets are stated at fair value. Investments in the shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund, which represents the net asset value of shares held by the Plan at year-end. The investment in the Company’s common stock is valued at its quoted market price. Collective trusts are valued at the asset value per unit as determined by the collective trust as of the valuation date. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses on sales of securities are calculated based on the weighted-average cost.

Net appreciation (depreciation) in fair value of Plan investments includes net unrealized appreciation (depreciation) of investments and net realized gains (losses) on the sale of investments during the period.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies (mutual funds) are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payments of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan utilizes various investment instruments including the Company’s common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the concentration of credit risk in the Company’s common stock, and the level of uncertainty related to changes in the values of these investment securities, it is at least reasonably possible that changes in market values of these securities in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Impact of Recently Issued Accounting Standards

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to irrevocably elect fair value as the measurement method for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS 159 provides the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The difference between carrying value and fair value at the election date is recorded as a cumulative effective adjustment to opening retained earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Plan’s management is currently evaluating the impact that the fair value election of SFAS 159 would have on the Plan’s financial position or results of operations.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. On February 6, 2008, the FASB agreed to partially defer the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently occurring basis, until years beginning after November 15, 2008 and remove certain leasing transactions from the scope of SFAS 157. The Plan’s management is currently evaluating the impact the adoption of SFAS 157 would have on the Plan’s financial position or results of operations.

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

3.	Investments

The following table presents investments at fair value that represent 5% or more of the Plan’s net assets.

	September 30,
	2007	2006
Franklin Growth Fund	$43,779,037	$—
Franklin Income Fund/Adv	$40,861,220	$33,705,569
Franklin Money Fund	$44,576,857	$41,638,690
Mutual Beacon Fund Z	$39,348,809	$—
Mutual Discovery Fund Z	$56,719,322	$42,453,182
Templeton Developing Markets Trust	$59,589,048	$40,564,410
Templeton Growth Fund, Inc.	$60,361,997	$52,677,052
Franklin Resources, Inc. Stock Fund—Common Stock	$130,525,448	$114,708,505

During the year ended September 30, 2007, the Plan’s investments appreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by $90,749,820 as follows:

Registered Investment Companies (mutual funds)	$66,758,011
Franklin Resources, Inc. common stock	23,063,093
Common Collective Trust	928,716

Net appreciation in fair value of investments	$90,749,820

4.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter expiring January 31, 2012, that the Plan was designed in accordance with applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Trustee and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Due to changes in ownership of a subsidiary of the Company, the Plan was a multiple employer plan for the fiscal year ended September 30, 2006, only. For the fiscal year ended September 30, 2007, and currently, the Plan was, and is, a single employer plan.

5.	Management and Trustee’s Fees

The Company or the Plan, as provided in the Plan document pays all administrative and operating expenses of the Plan.

6.	Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan will be allocated to participant accounts and distributed in such a manner as the Company may determine.

7.	Related Party Transactions

Plan assets are invested in the common stock of Franklin Resources, Inc., the Plan sponsor, and certain mutual funds, which are managed and provided with various services by wholly-owned subsidiaries of the Company. Therefore, these investments qualify as party-in-interest transactions. As investment manager, certain subsidiaries of the Company earn annual management fees ranging from 0.30% to 1.21% of the amounts invested in the funds. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of September 30, 2007:

Net assets available for plan benefits per the financial statements	$776,053,749
Less: Amounts due to withdrawing participants	(243,396)
Less: Interest and participant contributions receivable from employees	(1,050,614)

Net assets available for benefits per the Form 5500	$774,759,739

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 as of September 30, 2007:

Benefits paid to participants per the financial statements	$33,030,725
Add: Amounts allocated to withdrawing participants at September 30, 2007	243,396
Less: Amounts allocated to withdrawing participants at September 30, 2006	(696,927)

Benefits paid to participants per the Form 5500	$32,577,194

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30, 2007, but not paid as of that date.

The following is a reconciliation of participant contributions per the financial statements to the Form 5500 as of September 30, 2007:

Participant contributions per the financial statements	$27,427,126
Less: Participant contributions receivable as of September 30, 2007	(1,020,943)

Participant contributions per the Form 5500	$26,406,183

9.	Plan Amendments and Subsequent Events

Effective October 1, 2007, the Plan was amended to allow Roth salary deferral accounts and Roth rollover accounts.

Effective October 1, 2007, an employee may designate pre-tax salary deferrals from the cash portion of his or her year-end bonus (if any) in an amount equal to any whole percentage up to 100% not to exceed the annual contribution limits.

Effective December 28, 2007, the Plan Administrator appointed the Charles Schwab Trust Company as the Plan’s trustee.

SUPPLEMENTAL SCHEDULE

Franklin Templeton Profit Sharing 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number 13-2670991

Plan Number 003

September 30, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, and par or maturity value	(d) Cost	(e) Value
	Federated Capital Reserves	Money Market, 338,828 units	**	$338,828
*	Franklin Aggressive Growth Fund	Mutual Fund, 1,532,506.504 shares	**	34,420,096
*	Franklin Capital Growth Fund	Mutual Fund, 827,851.387 shares	**	11,151,158
*	Franklin Flex-Cap Growth Fund	Mutual Fund, 106,648.842 shares	**	5,423,094
*	Franklin Growth Fund	Mutual Fund, 942,498.11 shares	**	43,779,037
*	Franklin AGE High Income Fund	Mutual Fund, 813,471.906 shares	**	1,708,291
*	Franklin Income Fund/Adv.	Mutual Fund, 14,967,479.869 shares	**	40,861,220
*	Franklin Large Cap Value Fund	Mutual Fund, 103,545.627 shares	**	1,740,602
*	Franklin MicroCap Value Fund	Mutual Fund, 152,043.914 shares	**	6,689,932
*	Franklin Money Fund	Money Market Fund, 44,576,857.48 units	**	44,576,857
*	Franklin Rising Dividend Fund	Mutual Fund, 828,466.393 shares	**	31,050,920
*	Franklin Small Cap Value Fund	Mutual Fund, 229,451.968 shares	**	10,697,051
*	Franklin Small-Mid Cap Growth Fund	Mutual Fund, 537,729.553 shares	**	24,606,504
*	Franklin Total Return Fund	Mutual Fund, 236,561.148 shares	**	2,349,052
*	Franklin U.S. Government Securities Fund	Mutual Fund, 1,963,516.755 shares	**	12,586,142
*	Franklin Small Cap Growth Fund II	Mutual Fund, 67,256.39 shares	**	914,687
*	Franklin Templeton Conservative Target Fund	Mutual Fund, 142,856.76 shares	**	1,988,566
*	Franklin Templeton Core Plus Fixed Income Fund	Mutual Fund, 133,278.722 shares	**	1,380,767
*	Franklin Templeton Growth Target Fund	Mutual Fund, 429,923.225 shares	**	7,287,199
*	Franklin Templeton Moderate Target Fund	Mutual Fund, 489,138.371 shares	**	7,283,270
*	Mutual Beacon Fund Z	Mutual Fund, 2,238,271.302 shares	**	39,348,809
*	Mutual Discovery Fund Z	Mutual Fund, 1,664,299.368 shares	**	56,719,322
*	Mutual European Fund Z	Mutual Fund, 1,243,287.318 shares	**	35,769,376
	State Trust S&P 500 Index L	Common Collective Trust, 181,190.675 shares	**	7,448,568
*	Templeton Developing Markets Trust	Mutual Fund, 1,695,278.751 shares	**	59,589,048
*	Templeton Foreign Fund	Mutual Fund, 1,753,184.724 shares	**	27,332,150
*	Templeton Global Smaller Companies Fund	Mutual Fund, 1,820,921.467 shares	**	18,646,237
*	Templeton Growth Fund, Inc.	Mutual Fund, 2,234,801.804 shares	**	60,361,997
*	Templeton World Fund	Mutual Fund, 1,106,521.567 shares	**	23,513,584
*	Franklin Resources Inc Stock Fund – Common Stock	Common Stock, 1,023,729 shares	**	130,525,448
*	Loans to Participants	Participant Loans - various rates ranging from 5% to 11%		9,843,825

		Total		$759,931,637

*	Represents a party-in-interest to the Plan
**	Cost information is not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: March 17, 2008	FRANKLIN TEMPLETON PROFIT SHARING 401(k) PLAN

/s/ Sharon Anderson
By: Sharon Anderson
Title: Vice-President HR Benefits,
Authorized Representative of the Plan

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Perry-Smith LLP, Independent Registered Public Accounting Firm